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                                                                  Exhibit 1.A.5c


            PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA

                                     RIDER

                           GUARANTEED PURCHASE OPTION

BENEFIT. Additional policies on the life of the Insured may be purchased without evidence of insurability:

        1.      while this rider is in force; and

        2. subject to the conditions of this rider. Such policies are called "option policies" in this rider; they may be purchased during Regular or Alternate Option Periods, as described below.

REGULAR OPTION PERIODS. Regular Option Periods will start on the 60th day before, and will end at, Attained Ages 25, 28, 31, 34, 37 and 40.

ALTERNATE OPTION PERIODS. An Alternate Option Period will start on the date on which any of the following events takes place (after the Policy Date):

        1.      the marriage of the Insured;

        2.      the birth of a living child of the Insured's marriage;

        3. the legal adoption by the Insured of a child less than 18 years old; or

        4. the graduation of the Insured from an accredited secondary, technical or vocational school, college or university. This option may be exercised only once.

  Each period will end on the 90th day following the date of the event which established such period, except that:

        a. if such 90th day is the 29th, 30th or 31st day of a month, the period will end on the 1st day of the next month; and

        b. if any such period begins within 90 days prior to the termination date of this rider, it will end on that date.

  The exercise of a right to buy an option policy during an Alternate Option Period will cancel the next Regular Option Period which has not already been canceled by the exercise of such a right during a prior period. If both a Regular and an Alternate Option Period end on the same date, the purchase right may be exercised as to one of those periods, but not to both.

AMOUNT OF OPTION POLICY. The face amount of the option policy will not be more than the amount shown on page 3 of this Policy under the heading "Guaranteed Purchase Option." However, if two or more children are born or adopted on the same date, the amount of the option policy will be the amount referred to above multiplied by the number of children so born or adopted.

CONDITIONS OF PURCHASE OF OPTION POLICY.

        1. Written request and payment of the first premium must be sent to our Home Office during an Option Period.

        2. The issue date of an option policy applied for during a Regular Option Period may be any date in that period except the 29th, 30th or 31st day of any month. The issue date of an option policy applied for during an Alternate Option Period will be the date on which that period ends.

        3. An option policy will take effect on its issue date if the Insured is then living. If the Insured dies before such date, any premiums paid for the option policy will be returned.

        4. The premium class of the option policy will be Standard unless this Policy is in an extra-premium class, in which case the option policy will be in an extra-premium class.

        5. The option policy may be on any life or endowment plan which has a level face amount and level premiums. The policy also must be one that is customarily issued by us:

                a. on the issue date of and in the premium class of the option policy;
                b.       at the Insured's then Attained Age; and
                c.       in the amount applied for.

        6. The premium will be based on:

                a. the Insured's age at his or her birthday nearest the issue date of the option policy; and
                b.       the premium rates then in use by us.

        7. At your request, an option policy may have a waiver of premium rider on a form then in use by us if:

                a.       the option policy is on the whole life plan; and

                b.       this Policy has such a rider attached.


                          (Continued on reverse side)

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        8.      At your request, an option policy may have an accidental death benefit (ADB) rider on a form then in use by us if this Policy has such a rider attached. The face amount of such benefit will be the same as that of the option policy, subject to our then published limits for such benefit.

        9. An option policy will contain any exclusion, restriction, or endorsement that is part of this Policy or that is customarily included in policies issued at the time the option policy is issued.

        10. The Suicide and Incontestability periods in an option policy will be measured from the Issue Date of this Policy. A rider to this effect will be attached to the option policy.

TERM INSURANCE. We will provide term insurance on the life of the Insured during an Alternate Option Period. Coverage will end on the day before the termination date of such period. The amount of insurance will be equal to the face amount of the option policy that may be purchased during such period.

  If an ADB rider is contained in this Policy and if such accidental death benefit becomes payable by reason of the Insured's death while this term insurance is in force, the amount of term insurance otherwise payable under this clause will be increased by the amount payable under such ADB rider.

PREMIUMS. The modal premiums for this benefit and the period for which the premiums are payable are shown on page 4. The premiums for this benefit are included in the total premiums for this Policy shown on page 4.

  If the Special Premium Payment Provision is in effect, 92.5% of the premium for this benefit will be deducted from the Cash Value of this Policy on the Policy Processing Day on which a scheduled premium would otherwise be payable if such provision was not in effect.

TERMINATION. The right to purchase an option policy during an Option Period will end on the termination date of that period. This rider will terminate:

        1.      upon written request;

        2. 61 days after the due date of any unpaid premium for this rider or any required scheduled premium for the policy to which it is attached;

        3. upon the cancellation of the last Regular Option Period by exercise of the right to purchase an option policy during an Alternate Option Period;

        4.      at Attained Age 40; or

        5.      upon the surrender or other termination of this Policy.

MISCELLANEOUS. During an Alternate Option Period, before we will issue an option policy or pay any term insurance benefit, satisfactory proof must be received of any:
        1.      marriage;

        2.      birth;

        3.      adoption; or

        4.      graduation.

  The word "marriage" as used in this rider means a marriage in which a person authorized by law to perform a marriage ceremony has done so. Reinstatement of this Policy and this rider will not reinstate any right to purchase an option policy with respect to any Option Period which ended before the date of reinstatement.



Attached by PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA on the Issue Date of this Policy.

                                                        /s/ Robert W. Kloss
                                                           President